Exhibit 99.57

Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes Incorporated Introduces Line of 3 & 5 Amp Powermite(R)3 Schottky Barrier Rectifiers

o        Compact, thermally superior replacement for SMC and D-Pak parts

Westlake Village, California - October 23, 2002 - Diodes Incorporated,  (Nasdaq:
DIOD) a leading manufacturer and supplier of high quality discrete semiconductors, today announced the release of a comprehensive line of three Ampere and five Ampere Powermite(R)3 Schottky barrier rectifiers.

The new Powermite(R)3 Schottky barrier line, which uses patented packaging technology licensed from Microsemi, Inc. (Nasdaq: MSCC), will be manufactured at Diodes' state-of-the-art facilities in Mainland China. Diodes' Powermite(R)3 parts offer a significant reduction in required board space and superior thermal performance as compared to industry-standard SMC and D-Pak packages.

The Powermite(R)3 package has a very low profile of only 1.1mm, which allows it to be used in many portable applications in which the 2.3mm profile of SMC and D-Pak is prohibitive. In addition, the Powermite(R)3 package requires approximately half the board space of the SMC and only 40% of the D-Pak. This gives the Powermite(R)3 package a high Power Density value of 55mW/mm2, which is over double the values for D-Pak or SMC.

"This new line illustrates Diodes' continued expansion into next-generation discrete technologies and the benefits of our vertical integration strategy. By applying Powermite(R)3 packaging to broad-based devices, we expect to deliver major performance improvements for applications where space is at a premium, such as notebooks, battery chargers, GPS units, TFT-LCD panels, quarter-brick and half-brick power supplies," said Mark King, Vice President of Sales and Marketing at Diodes Incorporated.

The 3 Amp series consists of:
o        SBM340, a 40-volt device
o        MBRM360, a 60-volt device
o        MBRM3100, a 100-volt device

The 5 Amp series consists of:
o        SBM540, a 40-volt device
o        MBRM560, a 60-volt device
o        MBRM5100, a 100-volt device

"Shrinking power components is the next phase of discrete miniaturization, and the addition of these devices gives Diodes the most comprehensive 3 and 5 Amp surface-mount Schottky barrier rectifier product line in the discrete semiconductor industry," continued King. "Our strategy is to develop devices that add value for high-end, high-performance applications but are also competitive for broader, high-volume markets. Our flexible, low-cost manufacturing allows us to execute our strategy and meet customer needs."

Many additional new Powermite(R)3 products are currently under development and are scheduled for release soon, including dual Schottky barrier rectifiers, high voltage low leakage Schottky barrier rectifiers, and ultra-fast and standard recovery glass passivated rectifiers.

For more information, visit http://www.diodes.com or contact Diodes' customer service at 800-446-4874 or email at info@diodes.com.

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates three Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai, Diodes-Taiwan (ISO-9000 certified) in Taipei, and Diodes-Hong Kong. Diodes-China's manufacturing focus is on subminiature surface-mount devices destined for wireless devices, notebook, flat panel display, digital camera, mobile handset, set top box, DC to DC conversion, and automotive applications, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. Diodes-Hong Kong covers sales, warehouse and logistics functions. The Company's 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor  Statement  Under the Private  Securities  Litigation  Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

POWERMITE is a registered trademark of Microsemi Corporation.

Source:  Diodes Incorporated
CONTACT:  Crocker Coulson, Partner, Coffin Communications Group;
(818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800
Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.